UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-07346
AINSWORTH LUMBER CO. LTD.

(Exact name of registrant as specified in its charter)
1055 Dunsmuir Street, Suite 3194
Vancouver, British Columbia, Canada V7X 1L3
(604) 661-3200

(Address, including zip code, and telephone number, including area code, of registrant’s of principal executive offices)
6.75% Senior Unsecured Notes Due 2014
6.75% Senior Unsecured Notes Due 2014
7.25% Senior Unsecured Notes Due 2012
Senior Unsecured Floating Rate Notes Due 2010
Senior Unsecured Floating Rate Notes Due 2013

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”):

Rule 12h-6(a)	☐	Rule 12h-6(d) ☐
	(for equity securities)	(for successor registrants)

Rule 12h-6(c)	☑	Rule 12h-6(i) ☐
	(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A. With respect to the classes of securities that are the subject of this form, Ainsworth Lumber Co. Ltd. (the “Company”) first incurred the duty to file reports under section 15(d) of the Exchange Act on July 15, 2004.
B. For the 12 months preceding the filing of this Form 15F, the Company has filed or submitted all reports required under section 15(d) of the Exchange Act and corresponding Commission rules, including its Annual Report on Form 20-F for the fiscal year ending December 31, 2007.
Item 2. Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on August 10, 2006.
Item 3. Foreign Listing and Primary Trading Market
The classes of securities that are the subject of this form are not listed on any exchange.
Item 4. Comparative Trading Volume Data
This item is not applicable.
Item 5. Alternative Record Holder Information
This item is not applicable.
Item 6. Debt Securities
As of June 20, 2008, the number of record holders of the Company’s debt securities on a worldwide basis was as follows:

Debt Securities	Number of Record Holders
6.75% Senior Unsecured Notes Due 2014	32
6.75% Senior Unsecured Notes Due 2014	13
7.25% Senior Unsecured Notes Due 2012	43
Senior Unsecured Floating Rate Notes Due 2010	16
Senior Unsecured Floating Rate Notes Due 2013	6
Item 7. Notice Requirement
A. Pursuant to Rule 12h-6(h) under the Exchange Act, the Company disclosed its intent to terminate its duty to file reports under section 15(d) of the Exchange Act on July 28, 2008.
B. The Company disseminated the notice in the United States by means of a press release published/transmitted via Marketwire.
Item 8. Prior Form 15 Filers
This item is not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
This item is not applicable.
PART III
Item 10. Exhibits
Exhibit A     Press Release pursuant to Rule 12h-6(h) under the Exchange Act, dated July 28, 2008.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by both 300 or more United States residents and 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Ainsworth Lumber Co. Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Ainsworth Lumber Co. Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Ainsworth Lumber Co. Ltd. (Registrant)
Date: July 28, 2008	By:	/s/ Robert Allen
		Name:	Robert Allen
		Title:	Chief Financial Officer